UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

ANADIGICS, Inc.

(Name of Subject Company)

ANADIGICS, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 ("Amendment No. 10") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 16, 2015; Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 18, 2015; Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 23, 2015; Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 24, 2015; Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 30, 2015; Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 31, 2015; Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on January 6, 2016; and Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on January 12, 2016 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 10. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 17 of the Schedule 14D-9:

"On January 15, 2016, the Company entered into a definitive agreement and plan of merger pursuant to which II-VI Incorporated (’II-VI’) has offered to acquire all of the outstanding shares of the Company’s common stock on a fully diluted basis for $0.66 per share net in cash, pursuant to an all-cash tender offer and second-step merger (the ’II-VI Merger Agreement’). The offer price in the II-VI Merger Agreement constitutes an increase of $0.31 per share over the price in the GaAs Labs Merger Agreement. On January 12, 2016, the Company announced that the $0.66 per-share offer from II-VI (an ’Excluded Party,’ as defined in the GaAs Labs Merger Agreement, and referred to in Amendment No. 9 to the Company's Schedule 14D-9 as ’Party A’) had been determined by the Company's Board of Directors to constitute a ’Superior Offer,’ as that term is defined in the GaAs Labs Merger Agreement.

“After the Company announced on January 12, 2016 that the $0.66 per-share offer from II-VI (referred to in Amendment No. 9 to the Company's Schedule 14D-9 as ’Party A’) had been determined by the Company's Board of Directors to constitute a ’Superior Offer,’ as that term is defined in the GaAs Labs Merger Agreement, GaAs Labs declined to submit to the Company a further amended acquisition proposal.

“On January 14, 2016, another Excluded Party (’Party B’), whose proposed merger agreements were also referenced in in Amendment No. 9 to the Company's Schedule 14D-9, delivered to the Company a further revised proposed merger agreement pursuant to which it offered, subject to the terms thereof, to acquire all of the outstanding shares of the Company's common stock on a fully diluted basis for $0.75 per-share net in cash pursuant to an all-cash tender offer and second-step merger (’Party B's January 14, 2016 Proposed Amended Merger Agreement’). However, despite the increased per-share offer price, Party B's January 14, 2016 Proposed Amended Merger Agreement, in the business judgment of the Company's Board of Directors, fails to incorporate certain key terms and conditions demanded by the Board of Directors for the protection of the Company and its stockholders. Because Party B is a Chinese company, the closing of Party B's proposed acquisition of the Company would potentially be subject to delay caused by, among other things, the review and clearance process to be undertaken by the Committee on Foreign Investment in the United States (’CFIUS’). Based upon its consultation with the Company's management and its legal advisors, the Company's Board of Directors estimates that it could take 100 days or so from the date of the Company's execution of a merger agreement with Party B for the parties to confer with CFIUS, to assemble and prepare the materials required to make the CFIUS filing, to make the actual CFIUS filing and for CFIUS to complete what could then be a 75-day review period. To protect the Company's business and financial condition in the event the closing of the proposed transaction with Party B were in fact delayed as a result of the time-consuming CFIUS review process, the Company's Board of Directors demanded, among other things, that Party B (a) agree to pay to the Company on the terms proposed by the Company a cash reverse termination fee in the event that the proposed transaction does not close in a timely manner or at all and (b) provide a loan, as needed, to the Company on terms acceptable to the Company and its bank, in the event that the proposed transaction does not close in a timely manner or at all.

“In the business judgment of the Company's Board of Directors, in light of the Company's current business and financial condition, including the challenges to the Company's business and financial condition caused by the uncertainty surrounding the bidding process in which the Company has been engaged since November 2015, Party B's January 14, 2016 Proposed Amended Merger Agreement does not provide the Company and its stockholders with adequate protection against the potentially irreparable harm to the Company's business and financial condition that could result in the event that the proposed transaction with Party B does not close in a timely manner or at all. The Company's Board of Directors considered, among other things, that, if Party B were unable to consummate the proposed merger transaction with the Company in a timely manner or at all as a result of the CFIUS review process or otherwise, the Company could, by that time, have suffered irreparable declines in its financial and business condition and lost the opportunity to obtain $0.66 per-share for the Company's stockholders through the II-VI Merger Agreement, which, if not accepted by the Company, was to expire, by its terms, on January 15, 2016.

“The Company's Board of Directors therefore weighed the comparative likelihood of completing the proposed transactions with II-VI and Party B, respectively, in assessing the overall value to the Company's stockholders of said transactions. Based upon its consultation with its financial and legal advisors, as well as upon discussions that its financial advisors and management have had with II-VI, the Company's Board of Directors believes that, subject to the satisfaction of the terms of the proposed II-VI tender offer for the Company's shares, II-VI may be able to close its proposed merger transaction with the Company in approximately 45 to 60 days.

“The Company's Board of Directors also considered the fact that the Company's execution of the II-VI Merger Agreement does not preclude Party B (or any other bidder), prior to the closing of the Company's proposed merger with II-VI, from submitting, or the Company's Board of Directors from considering, a further amended offer to acquire the Company.

“Accordingly, the Company's Board of Directors, in consultation with its financial and legal advisors, unanimously determined in the good-faith exercise of its business judgment that, because there remain significant regulatory and other risks that render uncertain Party B's ability to close a merger transaction with the Company in a timely manner or at all, and because Party B's January 14, 2016 Proposed Amended Merger Agreement does not adequately protect the Company and its stockholders against the potentially irreparable harm to the Company's financial and business condition that could result from such a delay or failure to close, it would not be in the best interests of the Company and its stockholders for the Company to enter into Party B's January 14, 2016 Proposed Amended Merger Agreement.

“Instead, after consulting with its financial and legal advisors concerning the respective amended acquisition proposals that have been delivered to the Company by GaAs Labs, II-VI and Party B since November 2015, the Company's Board of Directors has unanimously determined in the good-faith exercise of its business judgment that the Company's execution of the II-VI Merger Agreement on January 15, 2016, the date on which the offer set forth therein was to expire if not accepted by the Company, is in the best interests of the Company and its stockholders.

“In accordance with the terms of the GaAs Labs Merger Agreement, ANADIGICS notified GaAs Labs on January 15, 2016 of the Company's execution of the II-VI Merger Agreement and intention to terminate the GaAs Labs Merger Agreement. Also on January 15, 2016, in accordance with the terms of the II-VI Merger Agreement, the termination fee that was owed by the Company to GaAs Labs under the GaAs Labs Merger Agreement was paid to GaAs Labs by II-VI.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(I)

Press Release issued by the Company on January 19, 2016
(incorporated by reference to Exhibit 99.1 of the Company's Current Report on
Form 8-K filed with the Securities and Exchange Commission on January 19, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
	Name:	Ronald L. Michels
	Title:	Chairman and Chief Executive Officer

Dated: January 19, 2016

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